UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)               (First)                 (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York                          10004
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Party City Corporation
    (PCTY)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Year

    FYE June 30, 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [   ] Form Filed by One Reporting Person
   [ X ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                        |
====================================================================================================================================
                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
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
                                 |                 |            |              |      |         |             |         |          |
                                 |                 |            |              |      |         |             |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned                          |
                                    (e.g., puts, calls, warrants, options, convertible securities)                                 |
====================================================================================================================================
              |       |        |      |               |                     |                      |       |         |      |      |
              |       |        |      |               |                     |                      |       |9.       |10.   |      |
              |       |        |      |               |                     |                      |       |Number   |Owner-|      |
              |       |        |      |               |                     |                      |       |of       |ship  |      |
              |2.     |        |      |               |                     |                      |       |Deriv-   |of    |      |
              |Conver-|        |      |5.             |                     |7.                    |       |ative    |Deriv-|11.   |
              |sion   |        |      |Number of      |                     |Title and Amount      |       |Secur-   |ative |Nature|
              |or     |        |      |Derivative     |6.                   |of Underlying         |8.     |ities    |Secur-|of    |
              |Exer-  |        |      |Securities     |Date                 |Securities            |Price  |Bene-    |ity:  |In-   |
              |cise   |3.      |      |Acquired (A)   |Exercisable and      |(Instr. 3 and 4)      |of     |ficially |Direct|direct|
              |Price  |Trans-  |4.    |or Disposed    |Expiration Date      |--------------------  |Deriv- |Owned    |(D) or|Bene- |
1.            |of     |action  |Trans-|of (D)         |(Month/Day/Year)     |            |Amount   |ative  |at End   |In-   |ficial|
Title of      |Deriv- |Date    |action|(Instr. 3,     |---------------------|            |or       |Secur- |of       |direct|Owner-|
Derivative    |ative  |(Month/ |Code  |4 and 5)       |Date      |Expira-   |            |Number   |ity    |Year     |(I)   |ship  |
Security      |Secur- |Day/    |(Instr|---------------|Exer-     |tion      |            |of       |(Instr.|(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity    |Year)   |8)    | (A)   |(D)    |cisable   |Date      |Title       |Shares   |5)     |4)       |4)    |4)    |
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
Stock Option  |       |        |      |       |       |          |          |            |         |       |         |      |      |
(right to buy)|$4.30  |10/05/00|  A   | 20,000|       |    01    | 10/5/10  |Common Stock| 20,000  |       |    -0-  |  01  |   01 |
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Stock Option  |       |        |      |       |       |          |          |            |         |       |         |      |      |
(right to buy)|$3.15  |  2/9/01|  A   | 20,000|       |    02    |  2/9/11  |Common Stock| 20,000  |       |   20,000|  02  |   02 |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: These options were granted under the Issuer's 1999 Stock Incentive Plan, as amended, to Mr. Edward A. Mule, who at the time of the grant was a director of the Issuer and a managing director of Goldman Sachs. Mr. Mule had an understanding with GS Group pursuant to which he held the stock options for the benefit of GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. These options were exercisable in three equal annual installments beginning October 5, 2001. In accordance with their terms, these options were cancelled upon Mr. Mule's resignation as a director of the Issuer, which resignation was effective February 9, 2001.

02: These options were granted under the Issuer's 1999 Stock Incentive Plan, as amended, to Mr. Michael A. Gatto, a managing director of Goldman Sachs, in his capacity as a director of the Issuer. Mr. Gatto has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. These options are exercisable in three equal annual installments beginning on February 9, 2002.

**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     August 14, 2001




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.